Mail Stop 6010

March 12, 2008

Steve Swift
President
HQHealthquest Medical & Wellness Centers, Ltd.
3400 SE Macy Rd, #18
Bentonville, Arkansas 72712

> **Re: HQHealthquest Medical & Wellness Centers, Ltd.**
> **Registration Statement on Form S-1**
> **Filed February 14, 2008**
> **File No. 333-149260**

Dear Mr. Swift:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM S-1

General

1. Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not exhaustive lists.   If our comments are

applicable to portions of the filing that we have not cited as examples, make the appropriate changes in accordance with our comments.

2. Please revise your prospectus to describe the various factors considered in determining an offering price. See Item 505 of Regulation S-K.

Registration Statement Cover page

3. Pursuant to footnote 1 to your registration fee table, you are calculating the registration fee under Rule 457(e). Rule 457(e) provides that it is to be used when the securities are to be offered to existing security holders and the portion, if any, not taken by such security holders is to be reoffered to the general public. This does not appear to be consistent with your disclosures throughout the prospectus. Please to correct either the registration fee table or your prospectus accordingly.

Prospectus Cover Page

4. If true, please amend the second paragraph to indicate that the offering will proceed even if the shares do not become quoted on the Bulletin Board and add that a market may not develop.

Prospectus Summary, page 1

5. It is implied throughout the registration statement that you own, and receive all revenue from, the family physician healthcare services, preventive and wellness services and medical skincare services. It appears from the Management Medical Services Agreement and the Medical Director Services Agreement filed as Exhibits 10.1 and 10.2, respectively, however, that the physician practice is separate from your center, you provide management services to the practices, and the physician practices provide physician supervisory and other medical services to your center. Please revise your registration statement to clarify the following:
   - the services included in your center, the services included in the physician practice adjacent to your center and your interests in and arrangements with each;
   - whether you share in the revenues from the physician practices, and if so, what percent of the revenues you receive; and
   - the relationship between you, Northwest Arkansas Primary Care Physicians and Dr. Fox.

   Please provide a brief overview of the above in the Prospectus Summary and a thorough and detailed discussion of the above bullet points in the Management's Discussion and Analysis and Business sections.

6. Please clarify here and on pages 10 and 15 what occurred when you state that WellQuest Medical & Wellness Centers of Arkansas, Inc., was subsequently re-registered as WellQuest of Arkansas, Inc. For example, did the entity solely change its name or did it undergo a reorganization or other similar restructuring?

7. You state here and in other sections of the prospectus that your Bentonville center is a proto-type. Please explain why you consider it a proto-type. Is it because it is your first and only center?

8. It appears that the Bentonville center is your only center. If it is, please revise to state that it is and delete all statements throughout the prospectus which denote or imply that you have more than one center. Also, please add a risk factor that explains the risk that you only have one center and have not developed or opened any other centers, your complete inexperience opening additional centers and the risk this poses to your business model and purported expansion strategy.

9. Please provide more information as to what services are covered in your "preventive health alternatives" and "aggressive medical aesthetics" services.

10. In the fourth paragraph, in which you highlight your losses and deficits, please update this information as of and for December 31, 2007. Also, expand this paragraph to note your auditor's going concern qualification and that you need additional capital and that you will not receive any of this needed money from the proceeds of this offering.

11. You state that you are seeking to develop a public market for your securities to be able to seek public financing and business development opportunities in the future. Please revise your disclosure here to state whether the company has any current plans to seek public financing, to acquire another company or to be acquired. In this regard, you state on page 7 that you require approximately $1,500,000 to fund your operations for the next twelve months.

12. You state that:
   - you are in discussions to have your stock quoted on the Bulletin Board,
   - you are seeking to develop a public market for your securities to be able to seek public financing and business development opportunities in the future; and
   - your management would like a public market for your securities to develop.

   Please qualify each of these statements to indicate that each of these events may not happen and that if they don't, the price at which investors could sell your stock will likely decline significantly, and that investors may not be able to resell common stock they purchase in the offering.

The Offering, page 2

13. You should consider expanding your disclosure regarding shares outstanding to explain how many shares of common stock could be issued upon conversion of your outstanding preferred stock, exercise of warrants and other convertible securities. You should also briefly explain the conversion terms of each of these securities.

14. The proceeds you received as part of your private placement do not appear to relate to this offering. You should consider deleting them from this subsection and from the section entitled "Use of Proceeds" on page 9.

15. Please add a section later in the prospectus which provides a more complete description of the private placement. In that section, please include the dates on which such shares were sold and the terms of the sale of the securities. In addition, please explain what is included in the gross and net proceeds of $153,231.62 as it appears from your disclosure on page 26 that the issuance of 5,771 shares of common stock on February 12, 2008 raised gross proceeds of $128,231.62.

Risk Factors, page 3

General

16. Please revise the subheadings of your risk factors to clearly identify the each risk and the potential consequences if the risk comes to fruition. At present, most of your risk factor headings do not appear to adequately describe the risk to investors. Your reader should be able to understand the nature of the risk to the investment by reading the caption to your discussion. Generally speaking, you will best accomplish this by phrasing the risk factor heading in the form of a statement of cause and effect, "If X, then Y" or "Because of X, Y is probable." Please revise accordingly.

17. As disclosed on page F-2, your auditor has expressed doubt regarding your ability to continue as a going concern. Please include a separate risk factor disclosing this information and its consequences in terms of your ability to raise capital or borrow money.

 "We have a limited operating history..." page 3

18. This risk factor appears very generic and could apply to almost any early-stage company. Please expand it to highlight your net losses and accumulated and working capital deficits.

"We face significant competitive risks." page 3

19. It appears that you have provided the names of the companies which are your most direct competitors on page 19, please also name such competitors here. Also, you state that some competitors have longer operating histories and significantly greater resources than you. It appears that they all do. Please revise accordingly.

20. You state that your "primary competitors are the local physician practices and hospital emergency rooms in the markets where we own medical centers." This statement implies that you have various medical centers in various markets. It appears from your disclosures throughout the registration statement that you currently own one medical center. Please clarify that you currently own one medical center.

"If we do not manage our growth successfully…" page 3

21. Please revise this risk factor to provide more information about the company's rapid expansion to date as it appears that you still only have the same medical center in which you began operations in September 2005. You should also highlight the fact that given this history and your financial situation, you may never grow.

"Our failure to attract and retain physicians and nurse practitioners…" page 3

22. To the extent that you have experienced problems attracting and retaining qualified licensed doctors and nurses, please revise to describe these problems.

23. Please revise to disclose how many doctors and how many nurses you have recruited to work full time and part time for the company and disclose how many doctors and nurses you currently employ.

"Reconciliations under our contract with health plans could result in additional cash to be paid by us…" page 5

24. Please state whether you have had problems in the past reaching the minimum enrollment level and quantify this minimum. In addition, you state that your estimated future revenues are based on achieving high levels of enrollment. Please quantify this level, state when you expect the company to achieve that level of enrollment, state whether you have historically reached that level of enrollment and provide your average level of enrollment for the fiscal year ended December 31, 2007.

25. Please state the effect on the company if this high level of enrollment is not achieved.

"Our revenues and profits could be…" page 4

26. You state that you derive revenue from medical services performed by physicians. Please explain the arrangements you have with these physicians and the risks regarding those arrangements.

"We are dependent on third-party payers…" page 5

27. Please expand this risk factor to provide and explain the percentage of revenue derived from each of (a) private third-party health insurance, managed care and other payers, and (b) government reimbursement programs. Please provide more detailed disclosure regarding this revenue breakdown in your Business section.

"We face the risk of professional liability claims which may exceed the limits of insurance coverage." page 5

28. Please briefly describe what is and is not covered under your malpractice insurance coverage. Please also state the cost of your insurance coverage, if material.

"If we are unable to obtain additional funding…" page 7

29. Please state whether you have arrangements in place to raise the $1,500,000, which you state you need to fund your operations for the next twelve months.

"If you purchase shares…" page 8

30. Please quantify the amount of dilution to purchasers in the offering utilizing the $22.22 offering price and net tangible book value as of December 31, 2007.

31. Please expand this risk factor or create a new risk factor to quantify and explain the dilution and other risks to investors that would ensue if the various warrants, shares of preferred stock and convertible securities you mention later in the prospectus are exercised or converted, as applicable. Also, explain the potential negative effect on your stock price that the existence of these securities could have.

"Should our stock become listed…" page 8

32. You state here that you may not fulfill your reporting obligations under Exchange Act. Please state why you believe this might not happen. Would it be because of

a lack of resources to prepare and file the reports? Also, supplementally tell us if you believe or contend that the disclosure of this risk would absolve you from liability if you fail to file these reports.

"There are restrictions…" page 8

33. Please expand this factor to explain how it might pertain to purchasers in the offering.

Market for Common Equity and Related Stockholder Matters, page 9

Market for Securities, page 9

34. You state that as of February 12, 2008 there were 158,160 shares of your common stock issued and outstanding, but you state on page 25 that as of that date there were 106,171 shares outstanding. Please revise this apparent inconsistency.

Management's Discussion and Analysis of Financial Condition and Plan of Operations, page 10

Results of Operations, page 10

35. Please revise your MD&A so that there is more focus on analysis as required by MD&A Release No. 33-8350; 34-48960; FR-72 (December 19, 2003). In that release, we explained that, "MD&A requires . . . an 'analysis' of known material trends, events, demands, commitments and uncertainties. MD&A should not be merely a restatement of financial statement information in a narrative form . . . . A thorough analysis often will involve discussing both the intermediate effects of those matters and the reasons underlying those intermediate effects." For example, please revise your disclosure to explain:

- The reasons for the increase in business sales; for example, was the increase due to additional services or products being offered, an increase in the same services and products which were offered or for another reason? Please quantify the increase.
- To the extent appropriate to an understanding of your business, please also revise to separately discuss your reportable segments, namely your medical clinic and your medical spa.

Please review your entire MD&A and revise accordingly. We expect there to be substantial revisions to this section. We may have further comments.

Liquidity and Capital Resources, page 11

36. Please revise to disclose that you require approximately $1,500,000 to fund your operations for the next twelve months. In addition, please disclose whether you have any plans with regard to this funding.

37. Please revise your disclosure to state the steps you take in collecting accounts receivable. Disclose your policy with respect to determining when a receivable is recorded as a bad debt and when a write off is recorded. Clarify the threshold (amount and age) for account balance write-offs.

38. Please revise to disclose the day's sales outstanding for each period presented. Disclose the reasons for significant changes from the prior period.

Accounts Receivable, page 12

39. You disclose various risks relating to the Medicare and Medicaid programs. Please expand your disclosures regarding accounts receivable to include the following information:

   a. Separately disclose the amounts for contractual adjustments and bad debt expense.
   b. For each period presented, quantify and disclose the amount of changes in estimates of prior period contractual adjustments that you recorded during the current period. For example for 2006, this amount would represent the amount of the difference between estimates of contractual adjustments for services provided in 2005 and the amount of the new estimate or settlement amount that was recorded during 2006.
   c. Quantify and disclose the reasonably possible effects that a change in estimate of unsettled amounts from 3rd party payors as of the latest balance sheet date could have on financial position and operations.
   d. Disclose in a comparative tabular format, the payor mix concentrations and related aging of accounts receivable. The aging schedule may be based on management's own reporting criteria (i.e. unbilled, less than 30 days, 30 to 60 days, etc.) or some other reasonable presentation. At a minimum, the disclosure should indicate the past due amounts and a breakdown by payor classification (i.e. Medicare, Medicaid, Managed care and other, and Self-pay). We would expect Self-pay to be separately classified from any other grouping. If your billing system does not have the capacity to provide an aging schedule of your receivables, disclose that fact and clarify how this affects your ability to estimate your allowance for bad debts.
   e. If you have amounts that are pending approval from third party payors (i.e. Medicaid Pending), please disclose the balances of such amounts, where they have been classified in your aging categories, and what payor classification

they have been grouped with. If amounts are classified outside of self-pay, tell us why this classification is appropriate, and disclose the historical percentage of amounts that get reclassified into self-pay.

40. You disclose on page 26 that 19,000 shares of common stock were issued as payment for services rendered. Please tell us how you valued these transactions in accordance with SFAS 123(R). It would appear that the issuance of shares to accredited investors on the same date would indicate that the fair value of these shares was $22.22 per share. Revise your disclosures as appropriate.

Business, page 15

41. To the extent our comments regarding the Summary would call for similar changes in the Business section, please revise the Business section consistent with those comments.

42. While your Business section provides a description of your services, competition and regulation, it does not explain how you operate your business, how you generate business, the arrangements you have with physicians, etc. You should expand the Business section to explain this. We expect substantial revision in response to this comment and may have further comments upon reviewing your significantly revised disclosure.

Industry Overview, page 15

43. Please attribute the statement, "healthcare providers, hospitals and service companies represent nearly 15% of the U.S. gross domestic product spending" to the source from which you obtained the information.

44. Please provide a basis for the statements that there is an "emerging demand for preventive and wellness lifestyles" and "trends of increased personal attention and spending for improved aesthetic services." Please disclose any third-party sources you relied upon.

Our Services, page 15

45. Please explain your business model and how you generate customers and revenue. Do you contract with insurers and other entities for patients? Do you depend upon patients to choose your services? What portion of your services you provide to patients is covered by insurance, Medicare, etc.

Medical Spa Services, page 17

46. You state that you sell "retail skincare and cosmeceuticals products" in your centers. Please provide more info about what is included in cosmeceuticals products. In addition, please state whether the company obtains these products from one source or from multiple sources. If the company obtains these products from one source please name the source and either file a copy of the agreement, or provide us with your analysis that the agreement is not a material contract under Item 601(b)(10) of Regulation S-K.

Management and Medical Services Agreement, page 17

47. Please clarify whether this agreement is only for your current open medical center, centers in Northwest Arkansas, all centers in Arkansas or any and all centers in the United States which you may open in the future.

48. Please disclose the management services which you provide under the agreement.

49. Please disclose the material terms of this agreement, including, but not limited to any payment and/or fee provisions, exclusivity provisions, obligations/rights to defend, material obligations that must be met to keep the agreement in place and any termination provisions.

50. Please state the number of physicians which you are currently using under this agreement.

Medical Director Services Agreement, page 17

51. Please disclose the material terms of this agreement, including, but not limited to any payment and/or fee provisions, summary of each party's duties and responsibilities, Dr. Fox's minimum time commitment to the company, obligations/rights to defend, material obligations that must be met to keep the agreement in place and any termination provisions.

Staffing, page 17

52. You state that information provided in this section is your "typical staffing pattern," however, you also state that management is "shared in each Metro Area by up to five facilities." Please delete the reference that management is shared as this is inconsistent with the fact that you only have one center. In addition, please confirm that the staffing provided in this section is your current typical staffing pattern in your one open center.

Marketing Strategy, page 18

53. You state that you have developed a multi-faceted marketing approach, please revise to state the types of marketing you have done in the past. Also, quantify how much you spent on the activities mentioned during 2007.

Future Development, page 18

54. Please state the service areas that have reached capacity.

55. Your statement that your center has reached capacity and that expansion of space is being examined here does not appear to be consistent with your statement that you do not anticipate that you will need additional space in the near future on page 20. Please revise to clarify.

56. You have stated that you are examining whether you will expand your personnel. Please explain how much you project this will cost and how you plan to fund this expansion.

57. Please clarify what your business plan is for the remainder of this fiscal year. Please identify specific areas which you will develop and if you plan to open another center in that year. Please quantify the expenses associated with these plans.

Government Regulations, page 19

58. You discuss regulations relating to call centers and telephonic services in the second paragraph of this section. The Business section does not explain how you use these in your business. Please explain how this relates to your business.

59. Please revise your third paragraph to describe the current state regulations in Arkansas. Please also clarify that the reference to other state governmental regulations are regulations which your business may be subject to in the future if it opens centers outside the state of Arkansas.

Research and Development, page 20

60. Please estimate the amount spent during each of the last two fiscal years on research and development activities, and, if applicable, the extent to which the cost of such activities is borne directly by customers. See Item 101(h)(4)(x) of Regulation S-K.

Employees, page 20

61. Please clarify here, if true, that the physicians in the medical centers are employed by Northwest Arkansas Primary Care Physicians pursuant to the Management and Medical Services Agreement and are not your employees.

Description of Properties, page 20

62. Please file a copy of your lease as a material contract. Please make sure to include all exhibits, schedules and appendixes which are attached to the lease.

Management, page 21

63. Please identify each director that is independent under the applicable listing standards listed in Item 407(a)(1) of Regulation S-K. In addition, if such independence standards contain independence requirements for the committees of the board, identify each member that is not independent under such committee independence standards. See Item 407(a) of Regulation S-K.

Executive Compensation, page 22

64. Please provide a footnote to the "All Other Compensation" column which identifies and quantifies each perquisite or personal benefit. See Instruction 3 to Item 402(c)(2)(ix) of Regulation S-K.

Employment Agreements, page 22

65. Please revise the last sentence of this paragraph to clarify that the amendment retroactively amended Mr. Swift's employment agreement to provide that Mr. Swift's annual base salary after the opening of the first clinic would be amended to be $180,000 rather than $250,000.

Certain Relationships and Related Transactions, page 22

66. Please delete the phrase "other than as disclosed below" or revise to disclose the relevant transactions.

67. Please revise your reference to a 10% beneficial owner of outstanding common stock to be 5% beneficial owner of the company's common stock or Series A preferred stock. See Instruction 1(b) to Item 404(a) of Regulation S-K.

68. Pursuant to Item 404(d) of Regulation S-K you are required to disclose any related party transaction in which the amount involved exceeds the lesser of $120,000 or one percent of your average total assets at year end for the last two

completed fiscal years. It appears that the two related party transactions described on page F-11 would be included in this amount given your total assets. Please revise your disclosure to include the information provided on page F-11 and any other related party transaction which you have entered into. In that regard, from your disclosures on page F-8, it appears that you lease a car from your chief executive officer. Please disclose the total amount of the lease. Please also disclose the names of all of the related persons involved in each transaction.

Security Ownership of Certain Beneficial Owners and Management, page 23

69. Please revise footnote 5 to disclose that Mr. Field is one of your directors.

70. Please revise the language preceding and in the footnotes to the preferred stock beneficial ownership table to clarify that the table relates to preferred stock and not common stock.

Description of Securities, page 25

General

71. Please disclose how many shares may be sold under Rule 144. See Item 201(a)(2)(ii) of Regulation S-K.

Preferred Stock, page 25

72. It appears that according to your Certificate of Incorporation filed as Exhibit 3.1, you are authorized to issue up to 2,500,000 shares of preferred stock. Please revise or advise.

73. Please clarify your disclosures to indicate, if true, that the "48,181 shares of preferred stock outstanding" is the Series A convertible preferred stock described in the subsection below or further advise us.

Series A Preferred Stock, page 25

74. Your description of the Series A Convertible Preferred Stock should be expanded to explain the liquidation preferences, the material terms regarding the conversion provisions and adjustments to the conversion price, and that the Series A Convertible Preferred Stock will not convert upon completion of the offering.

75. Please include "convertible" in your heading for the "Series A Preferred Stock" subsection.

76. Please revise your discussion of the voting rights of the Series A preferred stock to clarify that, if true, each holder shall be entitled to one vote per share with respect to any matter brought before such meeting to the same extent as any other class of stock, common or preferred, that has voting rights. Please also delete the last sentence of this paragraph as this appears inconsistent with the rights described in the certificate of designations for the Series A preferred stock.

77. It appears that investors in the offering could suffer substantial dilution if the conversion price resets upon the company's issuance of securities at lower than the $22.22 per share initial conversion price. You should provide risk factor disclosure explaining the substantial risks this poses to investors.

Selling Stockholders, page 29

78. Please revise your table to include footnote 4.

79. Please clarify whether Concordia Financial Group is a broker-dealer. If so, if Concordia obtained these securities other than as compensation for underwriting services, then it will be deemed to be an underwriter under the Securities Act. In that case, please revise your disclosure to include Concordia as an underwriter in the "plan of distribution" section and other sections of the prospectus as appropriate.

80. If Concordia or any of the other selling security holders are affiliates of broker-dealers, they should be so identified. In addition, please revise your disclosure to include the following representations:

- the selling security holder purchased in the ordinary course of business; and
- at the time of the purchase, the selling security holder had no agreements or understanding to distribute the securities.

If you are unable to make these statements in the prospectus, please revise the prospectus to state the seller is an underwriter.

Financial Statements

81. Please update the financial statements as required by Article 3 of Regulation S-X and include a currently dated consent of the independent accountants in any amendment.

Consolidated Balance Sheet

82. There is an error in your summation for total liabilities. Please revise your disclosure accordingly.

Note 1. Organization and Business Description and Management's Plans, page F-2

Principles of Consolidation, page F-2

83. With regards to Northwest Arkansas Primary Care Physicians, you disclose that the operations of the clinic, primarily clinic revenues and expenses, were consolidated into HQHealthQuest for financial statement reporting purposes in accordance with the provisions of FIN 46R. Please tell us where the assets, liabilities, and non-controlling interest of this entity are recorded in your consolidated financial statements in accordance with FIN 46R. We may have additional comments after reviewing your response.

84. Please revise to provide the disclosures required by paragraphs 23 – 25 of FIN 46R.

Note 2. Summary of Significant Accounting Policies, page F-3

85. You disclose that you have issued common stock shares as payment for services rendered. Please disclose your policy for stock based compensation and provide the disclosures required by SFAS 123(R). Expand your disclosures to provide additional detail regarding your statement on page 26 that you specifically considered paragraph 7 of SFAS 123(R) to be relevant. Describe how your interpretation of this paragraph affects the amounts recorded in the financial statements for the issuance of equity instruments to non-employees. Please note that we believe that the fair value of equity instruments is reliably measurable in most cases, even in the absence of a traded market for such securities.

86. You disclose that you sell retail skincare and cosmetic products. Please disclose your accounting policy for the related product inventory and the line item where it is recorded on the Balance Sheet in accordance with Rule 5-02 of Regulation S-X.

Note 5. Long-Term Debt, page F-7

87. You disclose that you were not in compliance with certain debt covenants, and have obtained a written waiver of said covenants from the bank. Please disclose the covenants that you were not in compliance with, along with the material terms of the written waiver received from the bank. Disclose your plans, if any, to regain compliance with the restrictive covenants. Also, tell us how you considered the effect of the covenant violations on the classification of the debt as current or non-current.

88. Please disclose your accounting treatment for the 10% subordinated debenture and detachable warrants at the time issuance. Tell us where you recorded the fair

value of the warrants at the time of issuance, the major assumptions used to value the warrants, and the specific accounting literature on which your conclusions were based.

89. Please tell us how you evaluated the embedded conversion feature for your subordinated convertible debenture under paragraphs 12 and 60-61 of SFAS 133 to determine whether the conversion feature should be bifurcated from the host instrument and accounted for as a derivative at fair value with changes in fair value recorded in earnings. If you believe that the conversion feature meets the criteria for bifurcation, tell us how you evaluated whether the scope exception in paragraph 11(a) of SFAS 133 was applicable, considering the relevant guidance in EITF 00-19 and EITF 05-02. We note that the convertible debenture appears to include a reset feature, which would preclude the instrument from meeting the definition of conventional convertible in paragraph 4 of EITF 00-19.

90. Please tell us how you evaluated the requirements of paragraphs 11-32 of EITF 00-19 to determine whether the detachable warrants should be classified as liabilities, with changes in fair value recorded in earnings. Please advise and revise the financial statements as appropriate.

91. After addressing the accounting treatment for the embedded conversion feature of the subordinated convertible debentures and the classification of the warrants under EITF 00-19 as discussed above, please tell us how you considered the applicability of APB 14, EITF 98-5 and EITF 00-27 to your accounting treatment for these instruments.

Part II

Item 15. Recent Sales of Unregistered Securities, page II-2

92. Please clarify the number of accredited investors which the company issued shares of its common stock on February 12, 2008 as your disclosure here is not consistent with your disclosure on pages 11 and 26.

93. Please revise to include all securities issued by you in the last three years. It appears from your disclosures on pages F-7 and F-19 that the company has issued other notes, subordinated debentures with detachable warrants and convertible subordinated debentures with detachable warrants which are not included in this section. Please revise accordingly.

Item 17. Undertakings, page II-4

94. Please revise your references to "small business issuer" in paragraph 4.

Exhibits, page II-3

95. Please revise your exhibit index to clarify that the certificate of designations of Series A preferred stock is filed as exhibit 3.3.

96. Please revise the description of the each of the agreements numbered as an exhibit 4 or an exhibit 10 in your exhibit index to identify each the parties to which such agreements relate or alternatively, whether the agreement is a form agreement.

97. Please file a copy of the note payable agreement, listed as a long-term debt, along with the written waiver from the lender for defaulting on certain restrictive covenants as an exhibit.

98. Please file a copy of the subordinated convertible debentures with detachable warrants agreements as an exhibit. Also, please file a form of the applicable securities purchase or subscription agreements that were used in these transactions and any registration rights agreements.

99. Please provide Schedule II – Valuation and Qualifying Accounts in accordance with Article 5-04 of Regulation S-X.

100. Please be aware that when you file an agreement pursuant to Item 601(b)(10) of Regulation S-K, you are required to file the entire agreement, including all exhibits, schedules, appendices and any document which is incorporated in the agreement. Please provide a copy of Exhibit 10.1 with the full and complete agreement, as we note that exhibits 1, 2 and 3 to exhibit A therein were not filed. Please note that if these agreements are otherwise filed as an exhibit to this registration statement you may insert a note in brackets on the page which the annex or schedule is to be located as to the exhibit number of the filed document. Also, confirm in your response letter that all agreements provided pursuant to Item 601(b)(10) are provided in their entirety.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Christine Allen at (202) 551-3652 or Carlton Tartar at (202) 551-3387 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Riegel at (202) 551-3575, Michael Reedich at (202) 551-3612 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Gregory Sichenzia, Esq.
        James M. Turner, Esq.
        Sichenzia Ross Friedman Ference LLP
        61 Broadway, 32nd Flr.
        New York, New York 10006